Filed by Prenetics Global Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Artisan Acquisition Corp.

Commission File No.: 001-40411

The information contained in this interview is an English translation of Cantonese interviews given to Hong Kong local television and radio station. Attempts to provide an accurate translation of the original material in Cantonese have been made, but due to linguistic nuances, slight differences may exist.

Now TV Interview

September 16, 2021, 13:00 HKT

(transcript translated from Cantonese)

ENGLISH:

Anchor

A special purpose acquisition company (SPAC) privately founded by New World Development CEO Adrian Cheng, announced today they will merge with a local genomic and diagnostic testing unicorn Prenetics. Adrian Cheng believes the transaction will bring synergy.

Adrian Cheng

Partnering with Prenetics was a highly strategic move for me. It is transforming the healthcare industry for the near-term and future. There are clear synergies with my own network which provide many ongoing opportunities for us to collaborate and help make Prenetics products available to more people.

Anchor

The transaction values Prenetics at an enterprise value of US$1.25 billion with a combined equity value of approximately US$1.7 billion. The transaction is estimated to complete in the fourth quarter of 2021 or the first quarter of 2022, making Prenetics the first unicorn from Hong Kong to be publicly listed in any market. Total cash proceeds are expected to be up to US$459 million, equivalent to approximately HK$3.5 billion. Proceeds will be used for strategic acquisitions, R&D, product roll out and geographic expansion into the United States, EMEA and Southeast Asia. Its revenue is projected to grow from US$205 million in 2021 to US$600 million in 2025.

Cable TV Interview

September 16, 2021, 17:24 HKT

(transcript translated from Cantonese)

ENGLISH:

Anchor

Genomic and diagnostic testing company Prenetics is set to become publicly traded on the Nasdaq via a merger with Adrian Cheng’s SPAC. The management team said they are conservative about the company’s valuation and are not worried about the regulatory scrutiny on SPAC in the US.

The transaction is the largest among Hong Kong’s companies in history. Prenetics will become publicly traded on the Nasdaq via a merger with New World Development’s Vice Chairman Adrian Cheng’s SPAC.

Adrian Cheng

Partnering with Prenetics was a highly strategic move for me. It is transforming the healthcare industry for the near-term and future. There are clear synergies with my own network which provide many ongoing opportunities for us to collaborate.

Anchor

The management team said they are not worried about the recent regulatory scrutiny on SPAC in the US.

Ben Cheng

The recent scrutiny on SPAC in the US is a healthy development. The US had to regulate SPAC more because those SPACs did not have profit, or their valuations were too high, which is a historic problem. We will not compare with others, but we are conservative about our valuation and responsible to our investors.

Anchor

The transaction is estimated to complete in the fourth quarter of 2021 or the first quarter of 2022, which values Prenetics at an enterprise value of US$1.25 billion with a combined equity value of approximately US$1.7 billion.

As part of the transaction, Prenetics’ existing equity holders will roll 100% of their equity into PubCo, providing up to US$460 million of cash proceeds, which about US$339 million of cash currently are held in the trust account of Artisan Acquisition Corp. Proceeds will be used for strategic acquisitions and R&D, etc.

The two parties hope that the collaboration will last for at least 5 to 10 years. The goal is to achieve a revenue of US$600 million in 2025. Only 20% of the current revenue is come from Covid testing, which the company is not worried about the significant drop of revenue after the pandemic.

Interview with Commercial Radio Hong Kong

September 16, 2021

(transcript translated from Cantonese)

ENGLISH:

Anchor 1

Let’s talk about the updates of startups. Prenetics, a genomic and diagnostic testing company that provides Covid testing in Hong Kong, announced that they will merge with New World Development vice chairman Adrian Cheng’s privately owned SPAC and list on the Nasdaq. The transaction is estimated to complete in the fourth quarter of 2021 or the first quarter of 2022. The combined company’s securities will be traded under the ticker symbol “PRE”.

Anchor 2

After the merger, Prenetics will have an estimated valuation of US$1.25 billion, and become the first unicorn from Hong Kong to be publicly listed in any market, ahead of SenseTime and GOGOX, which both of them have applied for listing on HKEX. Danny Yeung, CEO and Co-Founder, Prenetics said, listing in the US can facilitate the acquisition of local companies and laboratories, and reinforce geographic expansion. Yeung added that there are fewer similar biotech companies in Hong Kong and it may take more time to explain the business of Prenetics. The US has more investors investing into similar companies, which makes it easier for them to understand the business nature. Ben Cheng, CEO of Artisan, said the recent regulatory scrutiny in the US will make companies better and is confident about Prenetics.

Ben Cheng

We are confident about our company, and believe the regulatory scrutiny is beneficial to us. Therefore, we’re confident to show the world that our SPAC is better than the others. The US has stepped up regulatory because previous companies did not have profit, or their valuations were too high, which is a historic problem. We will not compare with others, but we are conservative about our valuation and considerate to our investors. Danny and I are very confident about the company in the long term, otherwise we won’t have a long lock-up period. In our perspectives, we see regulatory more as a healthy development.

Anchor 1

Prenetics was founded in 2013 and has received strategic funding from Prudential, Alibaba Group and Beyond Ventures, etc. The company is operational in 10 countries and the #1 genomics and diagnostics testing company in Hong Kong and the United Kingdom with a team of over 700. The company develops consumer genetic testing, provides COVID-19 testing, at-home diagnostic testing and medical genetic testing.

In terms of Covid-testing business, the company is one of the test providers appointed by the Hong Kong government. The company has carried out 2,000,000 tests in the first quarter of 2021 for community testing, the Department of Health of the Hospital Authority, and the Food and Health Bureau. The company also provides testing services to players and staff of the English Premier League on a regular basis as well as to passengers in the Hong Kong Airport, the three airports in London and Manchester Airport.

Anchor 2

According to Prenetics’ website, the company’s revenue in the past year was at US$650 million, that the retail genetic testing product CircleDNA and Covid testing accounted for US$140 million and US$510 million, respectively. The company expects the revenue of the two main businesses will increase to US$190 million and US$ 137 million this year, respectively.

Anchor 1

The company’s revenue is projected to grow at 215% from US$205 million in 2021. It projects a revenue of more than US$600 million in 2025.

Anchor 2

Ben expects that the company’s revenue will drop between 2023 and 2024. Even if the pandemic completely subsides, test results will still be required for cross-border activities in the first two years so that the testing-related business will still last for one to two years.

Danny believes the public will pay more attention to their health. He sees an increasing demand for rapid testing of infectious diseases. The company will launch more rapid testing products so that the public can learn about their health at home.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan Acquisition Corp. (“Artisan”) and Prenetics Group Limited (“Prenetics”) and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined entity (“PubCo”) following the consummation of the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this document, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by PubCo with the SEC and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this document include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this document will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent the views of Artisan, Prenetics and PubCo as of the date of this document. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.